EXHIBIT 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended
	September 9, 2011	September 10, 2010
Loss from continuing operations before income taxes	$(37)	$(145)
Add (deduct):
Fixed charges	295	311
Capitalized interest	(2)	(2)
Amortization of capitalized interest	5	5
Equity in (earnings)/losses related to certain 50% or less owned affiliates	3	5
Distributions from equity investments	—	2
Distribution on preferred units	—	(4)
Issuance costs of redeemed preferred OP units	—	(4)

Adjusted earnings	$264	$168

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$259	$268
Capitalized interest	2	2
Distribution on preferred units	—	4
Issuance costs of redeemed preferred OP units	—	4
Portion of rents representative of the interest factor	34	33

Total fixed charges and preferred unit distributions	$295	$311

Deficiency of earnings to fixed charges and preferred unit distributions	$(31)	$(143)